SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 12 August 2005


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 12 August 2005 re: Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
-

8 State the nature of the transaction
N/A

9. Number of shares, debentures or financial instruments relating to shares acquired
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction
11TH AUGUST , 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
11TH AUGUST, 2005

18. Period during which or date on which it can be exercised
11TH AUGUST, 2008 TO 10TH AUGUST, 2015

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved (class and number) ORDINARY SHARES OF 25P EACH - 464,134

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
474p

22. Total number of shares or debentures over which options held following notification
706,959

23. Any additional information
THE ACTUAL NUMBER OF SHARES TO BE ACQUIRED WILL DEPEND ON THE COMPANY'S RANKING WITHIN A PEER GROUP. THE OPTIONS MAY BECOME EXERCISABLE BETWEEN 11TH AUGUST, 2008 AND 10TH AUGUST, 2015 OR EARLIER IN THE CIRCUMSTANCES DESCRIBED IN THE OPTION SCHEME RULES.

24. Name of contact and telephone number for queries
MR. M.R. HATCHER, DEPUTY SECRETARY     020 7356 2108

Name and signature of duly authorised officer of issuer responsible for making notification
MR. M.R. HATCHER, DEPUTY SECRETARY

Date of notification 12TH AUGUST, 2005



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations

Date:     12 August 2005